

Michel Mikhael · 3rd

Neonatologist at Children's Hospital of Orange County. Chief Medical Officer at Nicolette.

Orange County, California, United States ·

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CHOC Children's

Cairo University

Experience

Neonatologist
CHOC Children's
Jul 2012 – Present · 9 yrs 3 mos

Founder, Chief Medical Officer
Nicolette
Jan 2016 – Present · 5 yrs 9 mos

UC Irvine
8 yrs 3 mos

Associate Program Director, Neonatal-Perinatal Medicine Fellowship

Jan 2021 – Present · 9 mos

Assistant Clinical Professor
Jul 2013 – Present · 8 yrs 3 mos

Neonatology Fellow
UT Southwestern Medical Center at Dallas
Jul 2009 – Jun 2012 · 3 yrs

Pediatric Resident
Maimonides Medical Center
Jul 2006 – Jun 2009 · 3 yrs

Education

Cairo University
Doctor of Medicine (M.D.)
2003

Licenses & certifications

Patient Safety Certificate Program
Johns Hopkins Hospital
Issued Jul 2019 · No Expiration Date

Intermediate Improvement Science Series (I^2S^2)
Cincinnati Children's Hospital Medical Center
Issued Jun 2019 · No Expiration Date

American Board of Neonatal Perinatal Medicine
American Board of Pediatrics (ABP)
Issued 2014 · No Expiration Date

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